UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
FORM 6-K
_______________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 _______________________________________________
For the month of December 2017
Commission File Number: 001-37669
_______________________________________________
Nomad Foods Limited
(Translation of registrant’s name in English)

_______________________________________________
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Successful Repricing and Increase of Term Loan Facility

On December 20, 2017, Nomad Foods Limited (the “Company”) entered into an Amendment and Restatement Agreement by and among the Company, Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and the other lenders and parties thereto (the “Amendment and Restatement Agreement”) relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated October 23, 2015 and April 28, 2017, the “Senior Facilities Agreement”).

Pursuant to the Amendment and Restatement Agreement, as of the closing of the repricing on December 20, 2017 (the “Effective Date”), the Senior Facilities Agreement was amended and restated (as amended and restated the “Amended Senior Facilities Agreement”) to, among other things, (i) reprice the term debt by establishing as additional facilities a new €500.0 million term facility (the “Facility B3 Loan”) and a new $610.0 million term facility (the “Facility B4 Loan” and together with the Facility B3 Loan, the “New Facility Loans”) and (ii) establish a €58 million incremental term facility (the “Facility B5 Loan”) and a $50 million incremental term facility (the “Facility B6 Loan” and together with the New Facility Loans and the Facility B5 Loan, the “Facility Loans”), each as more fully described in the Amended Senior Facilities Agreement. Following the closing, the margin on the Facility B3 Loan is 25 basis points lower than that on the existing €500.0 million term facility (the “Facility B1 Loan”) and the margin on the Facility B4 Loan is 50 basis points less than that on the existing $610.0 million term facility (the “Facility B2 Loan” and together with the Facility B1 Loan, the “Existing Facility Loans”). This reduction is expected to result in approximately €4 million of annual cash interest savings.

Concurrently with the creation of the New Facility Loans, the Existing Facility Loans (to the extent they were not rolled into the New Facility Loans) were paid in full. Each of the Facility Loans has a maturity date of May 2024, which is the same as the maturity date of the Existing Facility Loans. Each of the Euro denominated term loans bears interest at a rate per annum equal to EURIBOR plus 2.75% per annum and each of the USD denominated term loans bears interest at a rate per annum equal to LIBOR (as applicable) plus 2.25% per annum. If EURIBOR or LIBOR is less than zero, EURIBOR or LIBOR (as the case may be) shall be deemed to be zero. Except as set forth in the Amended Senior Facilities Agreement and as described above and subject to the re-setting of the 6 month soft-call period (i) the Facility B3 Loan and the Facility B5 Loan have identical terms as the existing Facility B1 Loan and (ii) the Facility B4 Loan and the Facility B6 Loan have identical terms as the existing Facility B2 Loan and, in each case, are otherwise subject to the provisions of the Amended Senior Facilities Agreement.

The Facility B5 Loan and the Facility B6 Loan will be available for a period of (and including) 60 days after the Effective Date and the proceeds will be used for general corporate purposes.

The description of the Amended Senior Facilities Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Senior Facilities Agreement, which is attached hereto as Exhibit 99.1.

Except as specifically stated herein, the information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044). The Company is also filing, and incorporating by reference into the Form F-3, the document set forth in Exhibit 99.1 of this Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen-van Kruijsbergen
Name:	Anja van Bergen-van Kruijsbergen
Title:	General Counsel and Company Secretary
Dated: December 20, 2017

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Senior Facilities Agreement, dated as of December 20, 2017, by, among others, the Company and Credit Suisse AG, London Branch, as amended pursuant to the Amendment and Restatement Agreement.